SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Woori Bank Capital Increase

On December 11, 2008, the board of directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., resolved to increase capital by issuance of convertible preferred shares. Key details are as follows:

•	Type of shares to be issued: Woori Bank convertible preferred shares

•	Number of shares to be issued: 70,000,000 (par value KRW 5,000 per share)

•	Purchase price per share: KRW 10,000

•	Number of Woori Bank shares issued prior to the capital increase:

•	Common shares: 635,956,580

•	Preferred shares: none

•	Purpose of capital increase: provide working capital

•	Method of distribution: subscription by Woori Bank shareholders as of record date of December 12, 2008

•	Expected subscription date: December 15, 2008

•	Expected issuance date: December 16, 2008

•	Expected delivery date: December 26, 2008

•	Dividend rate: 8% (non-cumulative, non-participating)

•	Conversion period: between the third and tenth years following the date of issuance

•	Conversion ratio: 1:1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: December 11, 2008	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director